

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 6, 2007

Mr. Ashley Almanza
Chief Financial Officer
BG Group PLC
100 Thames Valley Park Drive
Reading, R6G 1PT
ENGLAND

      Re: BG Group PLC
             Form 20-F for Fiscal Year Ended December 31, 2005
             Filed March 22, 2006
             File No. 1-9337

Dear Mr. Almanza:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief

cc: Ms. Pamela M. Gibson
       Shearman & Sterling (London) LLP